UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces new commercial contracts with Braskem

—

Rio de Janeiro, December 18, 2025 – Petróleo Brasileiro S.A. – Petrobras announces the signing of new long-term contracts with Braskem S.A., considering the upcoming expiration of current agreements, for the following commercial relationships:

•	Contracts for the Purchase and Sale of Petrochemical Naphtha to supply Braskem's plants in the states of São Paulo, Bahia, and Rio Grande do Sul, with prices based on international naphtha benchmarks. The contracts stipulate a minimum monthly withdrawal quantity, with the possibility of negotiating additional quantities beyond those contracted monthly, which may reach up to 4.116 million tons in 2026 and up to 4.316 million tons in 2030. The estimated value of the contracts is US$ 11.3 billion, with a term of 5 years, starting on 01/01/2026.

•	Contract for the Purchase and Sale of Ethane, Propane and Hydrogen to supply the state of Rio de Janeiro, with prices based on international natural gas and propane benchmarks. From 2026 to 2028, the contract provides for maintaining the currently contracted quantity — 580,000 tons of ethylene equivalent per year — with production and supply from Reduc (Duque de Caxias Refinery). From 2029 to 2036, the contract includes an increase in the contracted quantity to 725,000 tons of ethylene equivalent per year to meet Braskem's planned expansion (currently in the project phase), with production and supply from Reduc and/or the Boaventura Complex. The estimated value of the contract is US$ 5.6 billion, with a term of 11 years, starting on 01/01/2026.

•	Contracts for the Purchase and Sale of Propylene sourced from the Reduc, Recap and Refap refineries, with prices based on international propylene benchmarks. The contracted quantity is up to 140,000 tons per year at Recap, 100,000 tons at Reduc, and scaled at 14,000, 24,000, 36,000, 48,000, and 60,000 tons per contractual year at Refap. The estimated value of the contracts is US$ 940 million, with a term of 5 years, starting on 05/18/2026.

The execution of the contracts is classified as a Related Party Transaction (RPT), presenting strictly commutative conditions, ensuring transparency, fairness, and the interests of the companies, in compliance with market conditions, and was reviewed by Petrobras’ Statutory Audit Committee.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer